



18000989

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received

FEB 27 2018

WASH D

SEC FILE NUMBER
~~8-066267~~

8 - 66267

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2017___ AND ENDING___12/31/2017___
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kovitz Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

115 S. LaSalle Street, 27th Floor
_____(No. and Street)_____

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Ted Rupp   312-334-7317
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
_____(Name – _if individual, state last, first, middle name_)_____

One South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mr. Ted Rupp _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kovitz Securities, LLC _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President and Chief Financial Officer
_____
Title

_____
Notary Public

```
OFFICIAL SEAL
LORRAINE CULLINA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/24/21
```

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

Managing Member and Member
Kovitz Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kovitz Securities, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We or our predecessor firm have served as the Company's auditor since 2004.

Chicago, Illinois
February 23, 2018

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

Kovitz Securities, LLC

Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	1,500,388
Receivable from clearing broker		33,657
Securities owned		99,585
Prepaid expense		37,139
Receivable from affiliates		380
Goodwill		1,051,713
Intangibles assets (net of accumulated amortization: $257,715)		1,106,894
Total assets	$	3,829,756
Liabilities and member's equity		
Accounts payable and accrued expenses	$	49,658
Payable to affiliates		418,184
Total liabilities		467,842
Member's equity		3,361,914
Total liabilities and member's equity	$	3,829,756

See Notes to Statement of Financial Condition.

Kovitz Securities, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Kovitz Securities, LLC (the Company) was formed as a Delaware limited liability company in October 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and commenced operations in May 2004. The Company is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services primarily in United States equity and fixed income securities with all transactions cleared on a fully disclosed basis through Pershing, LLC.

The Company is wholly-owned by Focus Operating, LLC (a wholly-owned subsidiary of Focus Financial Partners, LLC) and is under common ownership with its affiliated Registered Investment Advisor, Kovitz Investment Group Partners, LLC (the RIA). The the RIA is registered with the SEC under the Investment Advisers Act of 1940. The Company executes orders for accounts that are managed on a discretionary basis as directed by the RIA.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Revenue recognition: Commissions from securities transactions are recorded on trade date. Securities owned are recorded on a trade-date basis and at fair value.

In accordance with placement agreements entered into by the Company, the RIA, and certain private funds and their respective general partners, the Company serves as placement agent. Accordingly, the Company is responsible for collecting and subsequently remitting any fees that are payable to registered representatives for introducing investors to one of the applicable private funds specified in the placement agreements. Placement agent fee income is recorded upon receipt of the applicable fees by the RIA.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2017. The Company is generally not subject to U.S. federal, state or local income tax examinations for tax years before 2014.

Kovitz Securities, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies – *Continued*

Goodwill: Goodwill is tested at least annually for impairment and is tested for impairment more frequently if events and circumstances (for example, financial losses and adverse business conditions) indicate that it might be impaired. A two-step impairment test is performed on goodwill. In the first step, the Company compares its fair value to the carrying value of its net assets. Fair value is determined using a discounted cash flow approach. Under this approach, management uses certain assumptions in its discounted cash flow analysis. These assumptions include but are not limited to: a risk adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, cash flow trends from prior periods, current-period cash flow, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

If the Company's fair value exceeds the carrying value of its net assets, no further testing is performed. If the carrying value exceeds the fair value, then the Company performs the second step in order to determine the implied fair value of goodwill and compares it to the carrying value of goodwill for impairment loss assessment.

Intangible assets: Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

Recent accounting pronouncements: On May 28, 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company will adopt the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies will not change materially since the principles of revenue recognition from ASU 2014-09 are largely consistent with existing guidance and current practices applied by the Company.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company has not yet determined the potential effects of the adoption of ASU 2016-02 on its financial statements.

Kovitz Securities, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies – *Continued*

In January of 2017, the FASB issued ASU 2017-04, *Simplifying the Test for Goodwill Impairment,* which amends how an entity measures a goodwill impairment loss by eliminating Step 2 from the annual or interim goodwill impairment test. The effective date for the Company is for annual or interim goodwill impairment tests in annual periods, including interim periods therein, beginning after December 15, 2020. Early adoption is permitted for annual or interim impairment tests performed with a measurement date after January 1, 2017. The Company is currently evaluating the impact of ASU 2017-04.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

Note 2. Fair Value of Financial Instruments

Financial instruments are recorded on a trade-date basis and carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Securities owned consist of a U.S. Treasury bill that is on deposit with the Company's clearing broker and carried at fair value ($99,585 as of December 31, 2017), with the resulting unrealized gains and losses reflected in net gain (loss) on investments on the statement of operations. The U.S. Treasury bill is valued using observable data such as bids and offers and classified within Level 1 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 3. Related Parties

The RIA performs certain administrative functions, including payment of common expenses, and other indirect expenses of the Company. Pursuant to a written agreement, the Company pays an annual management fee to the RIA for its allocated portion of these services. The RIA has an operating lease for rental of the office space used by the employees of the RIA and the Company.

Kovitz Securities, LLC

Notes to Statement of Financial Condition

Note 3. Related Parties – *Continued*

Focus Financial Partners, LLC procures products and services from third parties and allocates a portion of these overhead expenses to the Company. Overhead expenses include charges for insurance premiums, technology expenses, internal control expenses and auditing fees. At December 31, 2017, the Company had a payable to Focus Financial Partners, LLC of $5,634 in connection with these overhead expenses.

KIG Management Group, LLC and its members (some of whom serve as officers to the Company and the RIA) provide oversight and other services to the Company and the RIA in exchange for a management fee, pursuant to a management agreement. The management agreement is for an initial term of six years. At December 31, 2017, the Company had a payable to KIG Management Group, LLC of $63,947 in connection with this management fee.

In accordance with placement agreements entered into by the Company, the RIA, and certain private funds and their respective general partners, the Company serves as placement agent. Accordingly, the Company is responsible for collecting and subsequently remitting any fees that are payable to registered representatives for introducing investors to one of the applicable private funds specified in the placement agreements.

Throughout the year, Focus Financial Partners, LLC served as a conduit for payments owed by the Company to KIG Management Group, LLC and its members. At December 31, 2017, the Company owed Focus Financial Partners, LLC $348,603 for amounts paid to KIG Management Group, LLC on the Company's behalf.

At December 31, 2017, the Company had a receivable of $380 from the RIA for customer fees incurred by the RIA that were paid for out of an account maintained by the Company and custodied at Pershing, LLC.

Note 4. Intangible Assets and Goodwill

At December 31, 2017, intangible assets recognized by the Company consist of the following:

	Gross Carrying Amount		Accumulated Amortization		Net Book Value
Customer lists	$	1,212,541	$	(242,508)	$ 970,033
Management contracts		152,068		(15,207)	136,861
Total	**$**	**1,364,609**	**$**	**(257,715)**	**$ 1,106,894**

Goodwill is recorded in the amount of $1,051,713 and remains unimpaired as of December 31, 2017.

Note 5. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Kovitz Securities, LLC

Notes to Statement of Financial Condition

Note 6. Financial Instruments with Off-Balance-Sheet Risk

Securities transactions are introduced to, custodied, and cleared through the Company's clearing broker, Pershing, LLC. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts receivable from the clearing broker represent a concentration of credit risk and primarily relate to revenue receivable on securities transactions and deposits. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker, or its bank. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker and bank with which it conducts business.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2017, the Company had net capital and net capital requirements of $1,161,177 and $100,000, respectively. The Company's net capital ratio was 0.4029 to 1. The net capital rule may effectively restrict member distributions.